UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
FOX STRATEGIC HOUSING INCOME PARTNERS

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Gregory M. Chait
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000
October 1, 2010

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS AIMCO PROPERTIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,719 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

13,719 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,719 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 52.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAME OF REPORTING PERSONS AIMCO-GP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,719 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

13,719 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,719 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 52.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAME OF REPORTING PERSONS APARTMENT INVESTMENT AND MANAGEMENT COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,719 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

13,719 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,719 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 52.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAME OF REPORTING PERSONS AIMCO IPLP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,132 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

4,132 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,132 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAME OF REPORTING PERSONS AIMCO/IPT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,132 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

4,132 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,132 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAME OF REPORTING PERSONS IPLP ACQUISITION I, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,919 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

3,919 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,919 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 15.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Introductory Note
     This Amendment No. 14 (this “Amendment No. 14”) is filed with respect to the issuer, Fox Strategic Housing Income Partners, a California limited partnership (the “Partnership”), by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO GP”), Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. (“AIMCO IPLP”), AIMCO/IPT, INC. (“AIMCO/IPT”) and IPLP ACQUISITION I, L.L.C. (“IPLP ACQUISITION” and together with AIMCO Properties, AIMCO-GP, AIMCO, AIMCO IPLP and AIMCO/IPT, the “Reporting Persons”). This Amendment No. 14 amends and supplements the statement on Schedule 13D, as amended and supplemented to date (the “Schedule 13D”), previously filed with the Securities and Exchange Commission with respect to the Partnership by the Reporting Persons or certain of their affiliates.
     The Schedule 13D is amended to make the following changes to Items 4 and 5:
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented by the addition of the following information:
     The Reporting Persons, which are all affiliates of Fox Partners VIII, the general partner of the Partnership (the “General Partner”), have reviewed their investment in the Partnership in light of numerous factors, including, without limitation, general market and economic conditions, their on-going analysis of the Partnership’s business, financial condition, operations and prospects, and the relative attractiveness of alternative investment opportunities. As part of this review, the General Partner and AIMCO Properties are considering a merger transaction in which AIMCO Properties would acquire 100% ownership of the Partnership. The transaction, if consummated, would result in the Partnership’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
     The terms of the above-described transaction are still being considered, and either AIMCO Properties or the General Partner may decide not to pursue the transaction, or to pursue a different transaction. Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Partnership, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2010

AIMCO PROPERTIES, L.P.

By: AIMCO-GP, INC.
its General Partner

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By: AIMCO/IPT, INC. its General Partner

AIMCO-GP, INC.

AIMCO/IPT, INC.

IPLP ACQUISITION I, L.L.C.

By:	/s/ Derek McCandless Derek McCandless
Senior Vice President of each of the foregoing entities